PAGE  1




            U.S. SECURITIES & EXCHANGE COMMISSION

                  Washington, D. C.  20549

                SCHEDULE 13D - Amendment #11
          Under the Securities Exchange Act of 1934

                Massachussetts Fincorp, Inc.
                      (Name of Issuer)

                        Common Stock
                 (Title of Class Securities)

                         57564R-10-8
                       (CUSIP Number)

                       Mark W. Jaindl
            1964 Diehl Court, Allentown, PA 18104
                       (610) 366-1800

             (Name, Address and Telephone Number
               of Person Authorized to Receive
                 Notices and Communications)

                      February 15, 2001
            (Date of Event which Requires Filing
                     of this Statement)

If the filing person has previously filed a statement on
Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d -1(b) (3) or (4), check the following box (     ).

Check the following box if a fee is being  paid with this
statement (   ).  (A fee is not required only if the
reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to "file" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.













Cusip No.  57564R-10-8
     1)   Names of Reporting Persons S.S. or I.R.S.
Identification Nos. of Above Persons:
          Frederick John Jaindl - SSN ###-##-####
____________________________________________________________
_________________

     2)   Check the Appropriate Box  if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)    X
____________________________________________________________
_________________

     3)   SEC Use Only______
____________________________________________________________
_________________

     4)   Source of Funds  (See Instructions) PF
00
____________________________________________________________
_________________

     5)   Check if Disclosure of Legal  Proceedings is
Required
          Pursuant to items 2 (d) or (e): Yes     No XX
 N/A
____________________________________________________________
_________________

     6)   Citizenship or Place of Organization:  US
 U.S.
____________________________________________________________
_________________
Number of      7)  Sole Voting Power:   10,948
1,640,150
Shares Bene-
____________________________________________________________
____
ficially
Owned by  8)  Shared Voting Power:
    N/ A
Each Report-
____________________________________________________________
____
ing Person     9)  Sole Dispositive Power:  10,948
With________________________________________________________
________________

     10)  Shared Dispositive Power:

____________________________________________________________
_________________

____________________________________________________________
______________
     11)  Aggregate Amount Beneficially Owned by Each
Reporting
          Person: 10,948 shares
____________________________________________________________
________________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares:  Yes          No XX
 N/A
____________________________________________________________
_________________

     13)  Percent of Class Represented by Amount in Row (11)
2.11%

____________________________________________________________
_________________

     14)  Type of Reporting Person (See Instructions): IN
N___________________________________________________________
__________________

Cusip No. 57564R-10-8
     1)   Names of Reporting Persons S.S. or I.R.S.
Identification Nos. of Above Persons:
          Mark Wilson Jaindl - SSN ###-##-####
____________________________________________________________
_________________

     2)   Check the Appropriate Box if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)     X
____________________________________________________________
_________________

     3)   SEC Use Only___________
____________________________________________________________
_________________

     4)   Source of Funds:  PF  :    00
____________________________________________________________
_________________

     5)   Check if Disclosure of Legal Proceedings is
Required
          Pursuant to items 2 (d) or (e): Yes     No  XX N/A
____________________________________________________________
_________________

     6)   Citizenship or Place of Organization:  US   U.S.
____________________________________________________________
_________________
Number of      7)  Sole Voting Power:  30,000  1,640,150
Shares Bene-
____________________________________________________________
____
ficially
Owned by  8)  Shared Voting Power:    N/ A
Each Report-
____________________________________________________________
____
ing Person     9)  Sole Dispositive Power:  30,000
With________________________________________________________
________________

     10)  Shared Dispositive Power:
_________________________________________
____________________________________________________________
_________________

     11)  Aggregate Amount Beneficially Owned by Each
Reporting
          Person: 30,000 shares
____________________________________________________________
________________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares    Yes     No  XX    N/A
____________________________________________________________
_________________

     13)  Percent of Class Represented by Amount in Row (11)
5.79%
               6.20%
____________________________________________________________
_________________

     14)  Type of Reporting Person (See Instructions): INN
____________________________________________________________
_________________







Cusip No. 57564R-10-8
     1)   Names of Reporting Persons S.S. or I.R.S.
Identification Nos. of Above Persons:
          Zachary John Jaindl Trust - EIN 23-6956997
____________________________________________________________
_________________

     2)   Check the Appropriate Box  if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)     X
____________________________________________________________
_________________

     3)   SEC Use Only____________
____________________________________________________________
_________________

     4)   Source of Funds: :   00
____________________________________________________________
_________________

     5)   Check if Disclosure of Legal Proceedings is
Required
          Pursuant to items 2 (d) or (e): Yes     No  XX N/A
____________________________________________________________
_________________

     6)   Citizenship or Place of Organization:  US   U.S.
____________________________________________________________
_________________
Number of      7)  Sole Voting Power:  7,000  1,640,150
Shares Bene-
____________________________________________________________
____
ficially
Owned by  8)  Shared Voting Power:    N/ A
Each Report-
____________________________________________________________
____
ing Person     9)  Sole Dispositive Power:  7,000
With________________________________________________________
________________

     10)  Shared Dispositive Power: N/A
____________________________________________________________
_________________
___________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each
Reporting
          Person: 7,000 shares
____________________________________________________________
________________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares:  Yes     No  XX     N/A
____________________________________________________________
_________________

     13)  Percent of Class Represented by Amount in Row (11)
1.35%
               6.20%
____________________________________________________________
_________________

     14)  Type of Reporting Person:  Trust  IN
____________________________________________________________
_________________








Cusip No. 57564R-10-8
     1)   Names of Reporting Persons S.S. or I.R.S.
Identification Nos. of Above Persons:
          Julianne Katherine Jaindl Trust - EIN - 23-7754111
____________________________________________________________
_________________

     2)   Check the Appropriate Box  if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)     X
____________________________________________________________
_________________

     3)   SEC Use Only____________
____________________________________________________________
_________________

     4)   Source of Funds: :    00
____________________________________________________________
_________________

     5)   Check if Disclosure of Legal Proceedings is
Required
          Pursuant to items 2 (d) or (e): Yes     No  XX N/A
____________________________________________________________
_________________

     6)   Citizenship or Place of Organization:  US   U.S.
____________________________________________________________
_________________
Number of      7)  Sole Voting Power:  3,600  1,640,150
Shares Bene-
____________________________________________________________
____
ficially
Owned by  8)  Shared Voting Power:    N/ A
Each Report-
____________________________________________________________
____
ing Person     9)  Sole Dispositive Power:  3,600
With________________________________________________________
________________

     10)  Shared Dispositive Power: N/A
____________________________________________________________
_________________
___________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each
Reporting
          Person: 3,600 shares
____________________________________________________________
________________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares:  Yes     No  XX     N/A
____________________________________________________________
_________________

     13)  Percent of Class Represented by Amount in Row (11)
 .69%
               6.20%
____________________________________________________________
_________________

     14)  Type of Reporting Person:  Trust  IN
____________________________________________________________
_________________








Item 1.   Security and Issuer      .

      This Schedule 13D filing relates to the common stock, $.01 par value, of Massachusetts Fincorp, Inc., a Massachusetts co-operative bank holding company having its principal business offices at 70 Quincy Avenue, Quincy, Massachusetts 02269 (the "Company").

Item   2.     Identity  and  Background       Identity   and
Background

               No Amendment

Item 3.   Source and Amount of Funds or other Consideration

     No Amendment

Item 4.   Purpose of Transaction  Purpose of Transaction.

      On February 15, 2001, as a result of the share repurchase program implemented by the Company and in order to comply with the Office of Thrift Supervision regulation restricting ownership in the Company to 9.99%, Frederick J. Jaindl sold 3,000 shares of Company common stock.

Item 5. Interest in Securities Interest in Securities of the Issuer.

      (a) Fred Jaindl, Mark Jaindl, the ZJTrust and the JJTrust own 10,948, 30,000, 7,000 and 3,600 shares respectively of common stock of the Company. In total, these 51,548 shares constitute approximately 9.95% of the 518,231 shares of Company common stock outstanding as of December 31, 2000.

      (b)  Fred  Jaindl, Mark Jaindl, the  ZJTrust  and  the
JJTrust have the sole voting and dispositive power of 10,948, 30,000, 7,000 and 3,600 shares respectively of common stock they hold.

     (c) The following transactions were effected by or on behalf of each of the above during the past sixty days:

Frederick J. Jaindl

Date           Type      Shares              Price

02/15/01  Sale      3,000               $13.875/share

     (d) Not applicable

     (e) Not applicable

Item 6.     Contracts,   Arrangements,   Understandings   or
     Relationships With Respect to Securities of the Issuer.

     Not applicable.7n

Item 7.   Material to be File as Exhibits

     See attached

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2001

/s/ Frederick J. Jaindl
________________________________________
Signature
Frederick J. Jaindl

/s/ Mark W. Jaindl
________________________________________
Signature
Mark W. Jaindl